Exhibit 99.127

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 tel 416 703 6298 fax 416 703 7764	info@lsgold.com www.lsgold.com

NEWS RELEASE

LAKE SHORE GOLD COMPLETES SALE OF 50% INTEREST IN TI-PA-HAA-KAA-NING
JOINT VENTURE, ACQUIRES 19.95% INTEREST IN NORTHERN SUPERIOR RESOURCES

Toronto, Ontario (May 27, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced the closing of its previously announced transaction with Northern Superior Resources Inc. (SUP-TSX.V) (“Northern Superior”) for the sale of the Company’s 50% ownership interest in the Ti-pa-haa-kaa-ning Joint Venture to Northern Superior in return for the issuance from treasury of 25,000,000 common shares of Northern Superior and warrants to purchase 12,500,000 Northern Superior common shares at a price of $0.30 per share for 5 years, as well as other consideration. With the completion of the transaction, Lake Shore Gold now owns 25,075,000 common shares of Northern Superior, representing approximately 19.95% of issued and outstanding shares, and would hold a total of 37,575,000 common shares, representing a 27.19% interest in Northern Superior, assuming the exercise of the warrants held by Lake Shore Gold and no other dilution.

The Ti-pa-haa-kaa-ning property is a large land position in Northwestern Ontario covering 42,719 hectares. Prior to completion of the transaction, Ti-pa-haa-kaa-ning was owned 50% by Northern Superior, which acted as project operator, and 50% by Lake Shore Gold under a joint venture agreement. Exploration success on the property has included the discovery of a highly prospective gold grain-in-till dispersal apron, averaging 10.02 gold grains per kilogram of overburden, with an estimated fertile strike length of at least six kilometres.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “As a significant shareholder of Northern Superior, Lake Shore Gold will continue to benefit from progress at Ti-pa-haa-kaa-ning, as well as at Northern Superior’s other prospective properties, while also being positioned to focus our management and other resources on advancing our core projects in Timmins, including Timmins Mine, Thunder Creek and Bell Creek Complex.”

In connection with the sale of the Company’s interest in the Ti-pa-haa-kaa-ning Joint Venture, the Company and Northern Superior entered into a shareholder rights agreement which provides Lake Shore Gold with the right, for a period of five years, to participate pro rata in future equity financings by Northern Superior in order to maintain its ownership interest. As well, Lake Shore Gold is entitled to nominate two directors for election to Northern Superior’s board.

Lake Shore Gold is in discussions with Hochschild Mining plc (“Hochschild”) with respect to a possible acquisition from Hochschild of an additional 10,053,007 common shares of Northern Superior.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently carrying out an underground advanced exploration program at the Timmins Mine project, where it has both a shaft and a ramp, and is drifting from Timmins Mine to the adjacent Thunder Creek property. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished to a capacity of 1,500 tonnes per day with plans in place to expand the Mill incrementally to 3,000 tonnes per day. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s development and operating initiatives, exploration activities, geological interpretations, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO
Lake Shore Gold

181 University Ave, Suite 2000

Toronto, ON M5H 3M7

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com